Filed by Friedman, Billings Ramsey Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934

                               Subject Company: FBR Asset Investment Corporation
                                                   Commission File No. 001-15049


On November 18, 2002, Friedman, Billings, Ramsey Group, Inc. and FBR Asset Investment Corporation distributed the following information:


                            Friedman Billings Ramsey

                                   [FBR Logo]


                                   MERGER OF
                 FRIEDMAN, BILLINGS, RAMSEY GROUP ("FBR GROUP")
                                      WITH
                       FBR ASSET INVESTMENT ("FBR ASSET")

                                      2002

[FBR LOGO]
________________________________________________________________________________

FORWARD LOOKING INFORMATION

Statements concerning projections, future performance, developments, events, market forecasts, revenues, expenses, earnings, run rates and any other guidance on present or future periods constitute forward-looking statements. These forward-looking statements are subject to a number of factors, risks, and uncertainties that might cause actual results to differ materially from stated expectations or current circumstances. These factors include, but are not limited to, the overall environment for interest rates, repayment speeds within the mortgage-backed securities market, risk associated with equity investments, the demand for public offerings, activity in the secondary securities market, the high degree of risk associated with technology and other venture capital investments, competition for business and personnel, and general economic, political, and market conditions. Additional information concerning factors that could cause actual results to differ materially is contained in FBR Asset's Annual Report on Form 10-K and quarterly reports on Form 10-Q, and FBR Group's Annual Report on Form 10-K and quarterly reports on Form 10-Q.

PROXY INFORMATION

In connection with the proposed transactions, Friedman, Billings, Ramsey Group, Inc. and FBR Asset Investment Corporation will file a joint proxy statement/ prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Friedman, Billings, Ramsey Group, Inc. and FBR Asset, without charge, at the SEC's web site at http://www.sec.gov.
Free copies of both companies' filings may be obtained by directing a request to 1001 Nineteenth Street North, Arlington, Virginia 22209, Attention: Investor Relations.

PARTICIPANTS IN SOLICITATION

FBR Group, FBR Asset and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning FBR Group's participants in the solicitation is set forth in FBR Group's proxy statement for its annual meeting of stockholders, filed with the SEC on May 30, 2002. Information concerning FBR Asset's participants in the solicitation is set forth in FBR Asset's proxy statement for its annual meeting of stockholders, filed with the SEC on April 23, 2002.
_______________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY


SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

[FBR LOGO]                      TRANSACTION OVERVIEW
________________________________________________________________________________


Exchange Ratio:                                 3.65 "New FBR Group" shares per FBR Asset share

Implied FBR Asset Price per Share: (a)          $34.68

Implied Aggregate Consideration: (a)(b)         $869 Million

Implied Premium to Market: (a)                  22%                                              $34.68       $29.06  GAAP book

Implied Multiple to Adjusted Book                                                                (2.81) AOCI  (2.81) AOCI
                (ex. AOCI): (a)                 1.23x                                            ------       (0.29) Excess earnings
                                                                                                 $31.87        -----
                                                                                                Price paid for $25.96 Adjusted book
                                                                                                adjusted book
Consideration:                                  100% Stock (tax-free)

Transaction Structure:                          o New FBR Group Created and elects to be taxed as a REIT
                                                o FBR Asset to be merged into New FBR Group
                                                o FBR Group to be merged into New FBR Group and operating business elects to become a taxable REIT subsidiary ("TRS")

Board Composition:                              FBR Group Board plus FBR Asset Board; nine directors in total, of which seven are outsiders; at least five are independent directors in accordance with the proposed guidelines

Required Approvals:                             FBR Group Shareholders, FBR Asset Shareholders and regulatory approvals

Walk-Away Provisions:                           10 day average FBR Group share price of below $8.75 and above $10.55 for 10 days prior to shareholder meetings; may be waived

Anticipated Closing                             First Quarter 2003                               (a) As of November 14, 2002
                                                                                                     - date of agreement


                                                                                                 (b) Includes shares beneficially
                                                                                                      owned by FBR

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY

SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

[FBR LOGO]               OLD STRUCTURE/ TWO SEPARATE COMPANIES
________________________________________________________________________________


[Graph depicting the following text]

    FBR GROUP                                                                               FRR ASSET

FBR Group ( C Corp.)            10% of Merchant         Base Fee of $11 Million         FBR Asset Investment Corporation (REIT)
                                Banking Related         plus Incentive Fee of                  $730 Million of Capital (2)
$260 Million of Capital (1)     Investment Banking       $21.5 Million Projected             $125 Million Projected 2003 Income
                                    Fees                       for 2003
$60 Million Projected 2003
   Net Income

------------------------------                                                          -----------------------------------------

Investment Banking, Sales &                                                                Managed by FBR Investment Management
   Trading, Research



FBR Investment Management (FBRIM)                                                              FBR Asset Taxable REIT Subsidiary
                                                                                                            ("TRS")
--------------------------------                                                                       $3 Million of Capital
                                                                                              -----------------------------------
MBS Portfolio Management, Merchant
Banking Investments, Other Investment                                                             Pays Tax and Retains Capital
             Management













1 Approximate as of September 30, 2002, including approximately $24 million of employee loans
2 Approximate as of September 30, 2002
________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY

SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

[FBR LOGO]                         NEW FBR GROUP
                   TOTAL CAPITAL OF MORE THAN $1 BILLION (1),
                    PROJ. EARNINGS OF ALMOST $200 MILLION (2)
________________________________________________________________________________

[Graph depicting the following text]

                              New FBR Group (REIT)
                          $964 Million of Capital (1)
                  $174.7 Million Projected 2003 Net Income (2)
                  --------------------------------------------

                             No Tax, Pays Dividends

                     MBS Portfolio Encompasses both the old
                    FBR Asset Capital and the Old FBR Group
                                 Excess Capital

                                Merchant Banking

                          FBR Taxable REIT Subsidiary
                             $49 Million of Capital

                     $23.1 Million Projected 2003 After-tax
                                     Income
                     ------------------------------------------

                           Pays Tax, Retains Capital

                     Investment Banking, Research, Sales &
                         Trading, Other Management and
                               Customer Services










1 Pro Forma as of September 30, 2002, excluding approximately $24 million of employee loans
2 Before $10.8 million amortization of excess premium resulting from purchase accounting
________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY

SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

[FBR LOGO]                      TRANSACTION SUMMARY
________________________________________________________________________________

                                      Old FBR Group              FBR Asset Investment        New FBR Group
                                                                   Corporation

Business                            Fast Growing Investment     Externally managed      Top ten investment bank with
                                           Bank                   mortgage REIT             efficient tax structure

Corporate Structure                     C Corporation                    REIT                     REIT

Management Structure                       Internal                     External                 Internal

Stock for Stock Exchange                     1.00                         3.65                     N/A

Total Shares Outstanding (1)                 50.4                         25.1                    132.4

Estimated Fully Diluted GAAP shares (2)      48.0                         25.1                    130.0 (3)        Former FBR Asset
                                                                                                                   Share Equivalents
9/30/02 Book Value per share (4)             $5.06 (2)                    $29.06                  $7.89 (2)       $28.80 equivalent
                                                                                                                     for FBR Asset
2003 Projected EPS                           $1.27                        $4.99                   $1.52           $5.55 equivalent
                                                                                                                     for FBR Asset

2003 Projected Dividend                       None                        $5.00                   $1.37           $5.00 equivalent
                                                                                                                    for FBR Asset
Assets/Equity                                  2:1                          8:1                     6:1

Market Capitalization at 11/14/02          $475,000,000                 $700,000,000          $1,257,800,000 (5)



(1) Includes 4 million employee loan shares
(2) Excludes effect of employee loans and related shares
(3) 25.1 million FBR Asset shares less 2.6 million FBR Asset shares owned by FBR Group times 3.65 equals 82 million plus 48 million equals 130 million shares
(4) On total shares outstanding, excluding employee loan shares, with no dilution for option shares
(5) Pro Forma New FBR Group market capitalization based on $9.50 FBR closing price on November 14, 2002

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY

SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

[FBR LOGO]               TRANSACTION RATIONALE - FBR ASSET
________________________________________________________________________________

        o    INTERNALIZES MANAGEMENT AND PROPRIETARY DEAL FLOW

        o    PROVIDES SIGNIFICANT GROWTH OPPORTUNITY

        o    MAINTAINS DIVIDEND

        o    ACHIEVES ACCRETION TO EARNINGS WHILE REDUCING LEVERAGE

        o IMPROVES FLEXIBILITY AND DIVERSIFICATION - BENEFIT IN DIFFERENT ENVIRONMENTS

        o    POTENTIAL FOR WIDER COVERAGE AND BROADER INVESTMENT BASE

        o    INCREASES POTENTIAL FOR STOCK APPRECIATION

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY

SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

[FBR LOGO]             TRANSACTION RATIONALE - FBR GROUP
________________________________________________________________________________

        o    ACCRETIVE TO EARNINGS AND BOOK VALUE

        o MORE EFFICIENT INTERNAL ACCESS TO CAPITAL ENHANCES INVESTMENT BANKING GROWTH

        o INCREASED VISIBILITY AND MARKET PRESENCE ENHANCES OVERALL GROWTH OPPORTUNITIES

        o    DIVERSIFIES AND PROVIDES QUARTER TO QUARTER STABILITY TO REVENUE
             STREAM

        o    DEPLOYS EXCESS CAPITAL IN TAX EFFICIENT MANNER

        o    CURRENT DIVIDEND PLUS GROWTH PROVIDES SIGNIFICANT TOTAL RETURN
             POTENTIAL

        o    POTENTIAL FOR WIDER COVERAGE AND BROADER INVESTOR BASE

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY

SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

[FBR LOGO]                           NEW FBR GROUP
________________________________________________________________________________


        o ONE OF THE LARGEST PUBLICLY-OWNED INVESTMENT BANKING FIRMS IN THE UNITED STATES

        o    SUBSTANTIAL CAPITAL BASE OF OVER $1 BILLION, HIGHLY LIQUID BALANCE
             SHEET

        o    MORE THAN 460 EMPLOYEES IN 16 OFFICES

        o ONE OF THE MOST COST EFFICIENT PLATFORMS IN THE INVESTMENT BANKING INDUSTRY

        o    SIGNIFICANT DIVIDEND INCOME GENERATION COMBINED WITH GROWTH

        o    TAX-EFFICIENT BALANCE SHEET EARNINGS STRUCTURE

        o SIGNIFICANT GROWTH OPPORTUNITY WITHIN INVESTMENT BANKING BUSINESS BASED ON ACCESS TO SIGNIFICANT CAPITAL

        o    ABILITY TO CAPITALIZE ON MERCHANT BANKING OPPORTUNITIES

        o    DIVERSIFIED EARNINGS STREAM

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY

SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

[FBR LOGO]                             NEW FBR GROUP OVERVIEW


____________________________________________________________________________________________________________________________________

                                                                                                      PRINCIPAL ACTIVITIES
INVESTMENT BANKING        RESEARCH              INSTITUTIONAL         ASSET MANAGEMENT         MORTGAGE BACKED        MERCHANT
                                                SALES & TRADING                                SECURITIES             BANKING

75 investment bankers     60 analysts           50 Institutional      Private Equity           $5.8 billion in        $160 million
6 focused industry        Over 380              Brokers               Hedge Funds               assets                of invested
  sectors                 companies             30 Traders & Sales    Venture Capital            - AAA rated          capital
 o Financial Services     under coverage        Traders               Mutual funds                 securities -        - Preferred
 o Real Estate             o Independence       Market-maker in       Mezzanine funds              guaranteed by         and common
 o Technology              o In-depth           over 470 equity       Private Client Group         Freddie Mac,          equity
 o Energy                    company analysis   and debt securities    o Investment                Fannie Mae,         - Senior
 o Diversified             o Theme-driven        o Covering over         management                Ginnie Mae            secured and
   Industries                industry              1,000               o Restricted (144)        - Short-duration        mezzanine
 o Healthcare                coverage              institutional         stock sales               of 1-2 - limits       loans
Top 10 lead-managing       o Daily meetings        accounts            o Financial planning /      price risk          - Interest in
equity underwriter           with sales force    o Mutual funds          trust & estate          - Leverage              proprietary
 o 78 transactions         o Up-to-date          o Hedge funds           services                  guideline -           funds
   with $5.6 b in            economic and        o Money managers      o Credit lines              6-11x (debt to      - Direct
   total transaction         policy news         o Pension funds       o Hedging and               equity), target       assets
   value*                  o Frequent                                    monetization              of 8.5x within      - Non-levered
 o 29 lead and sole          management                                o Employee stock            mortgage              portfolio
   managed                   roadshows                                   option management         portfolio
   transactions*           o Annual investor                           o Cash management
 o 34 M&A and                conferences                               o FBR National Bank &
   Advisory                                                              Trust (a)
   assignments*


 *  For 12 months ended 9/30/02
    All numbers approximate as of September 30 2002 unless otherwise stated.

(a) Member FDIC and an equal housing lender.  Products offered by other FBR subsidiatires are not FDIC insured, not offered, guaranteed or endorsed by FBR National Bank & Trust, and may lose value

____________________________________________________________________________________________________________________________________
                                                         FRIEDMAN BILLNGS RAMSEY


SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2

[FBR LOGO]                        BUSINESS OVERVIEW
________________________________________________________________________________

                   (US $ IN MILLIONS, EXCEPT PER SHARE DATA)

                          INVESTMENT BANKING REVENUE*

                     1999     2000     2001     2002 NINE MONTHS
                                                   ANNUALIZED

Underwriting        $22.6    $21.1    $47.9     $ 90.3
Corporate Finance   $22.5    $31.4    $28.5     $ 63.3
Gains               $ 3.9    $ 1.4    $ 6.7     $  5.9
TOTAL               $49.0    $53.9    $83.1     $159.5


                          SALES & TRADING REVENUE(1)*

                     1999     2000     2001     2002 NINE MONTHS
                                                   ANNUALIZED

Agency              $15.0    $21.1    $27.1     $36.4
Principal           $22.0    $32.3    $26.3     $28.3
TOTAL               $37.0    $53.4    $53.4     $64.7


                      MORTGAGE BACKED SECURITIES PORTFOLIO(2)*

                     1999     2000     2001     SEPT. 30, 2002

                    $235.8   $154.8   $1,238.4   $5,822.5


                           MERCHANT BANKING PORTFOLIO(2)*

                     1999     2000     2001     SEPT. 30, 2002

                    $76.6    $32.1    $69.7      $99.3

(1) FBR Group only
(2) FBR Asset only; ending balances
 *  These charts are depicted by bar graphs in the presentation
________________________________________________________________________________
                                                         FRIEDMAN BILLNGS RAMSEY


SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2

[FBR LOGO]                BROKER/DEALER COMPARABLES

___________________________________________________________________________________________________


$ MILLIONS               MARKET CAP (A)     2003E P/E     PRICE/BOOK     INDICATED
                                                                         DIV. YIELD
______________________________________________________________________________________

FBR PRO FORMA              $1,258               6.4x          1.23x         14.2%

Lehman Bros.              $13,738              11.9           1.88           0.6
Bear Stearns                9,079              11.7           1.39            NM
A.G. Edwards                2,720              15.6           1.56            NM
Raymond James               1,499              14.3           1.76            NM
Jefferies Group             1,148              15.8           2.00           0.5
                           ___________________________________________________________
MEDIAN BROKER/DEALER                           14.3x          1.76x          0.6%


(a)  Market data as of November 15, 2002, except FBR Pro Forma, which is calculated based on the closing price on November 14, 2002 the day prior to the date that the transaction was announced.
___________________________________________________________________________________________________
                                                         FRIEDMAN BILLNGS RAMSEY


SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2

[FBR LOGO]             INDEPENDENT BROKER/DEALER COMPARABLES
________________________________________________________________________________

INDEPENDENT BROKER/DEALER EQUITY CAPITAL

                                Period End      Equity Capital

 1 Merrill Lynch                27-Sep-02              $22,299
 2 Morgan Stanley               31-Aug-02               21,416
 3 Goldman Sachs                30-Aug-02               18,844
 4 Lehman Brothers              31-Aug-02                8,909
 5 Bear Stearns                 31-Aug-02                5,954
 6 A. G. Edwards Inc.           31-Aug-02                1,627
 7 Legg Mason, Inc              30-Sep-02                1,126
 8 NEW FBR GROUP                30-SEP-02                1,013
 9 Raymond James Financial      28-Jun-02                  801
10 Jefferies Group              27-Sep-02                  609
11 SWS Group                    27-Sep-02                  250
12 Stifel Financial Corp.       30-Sep-02                   79



INDEPENDENT BROKER/DEALER       Nine Month     Interest &
  REVENUE BREAK DOWN            Period End     Dividends

Lehman Brothers                 31-Aug-02       70%
Morgan Stanley                  31-Aug-02       49%
Goldman Sachs                   30-Aug-02       48%
Merrill Lynch                   27-Sep-02       46%
NEW FBR GROUP*(EST. PRO FORMA)  30-SEP-02       40%
SWS Group*                      27-Sep-02       38%
Bear Stearns                    31-Aug-02       32%
Jefferies Group                 27-Sep-02       12%
Raymond James Financial         28-Jun-02       11%
Stifel Financial Corp.          30-Sep-02        8%
Legg Mason, inc**               30-Sep-02        7%
A. G. Edwards Inc.**            31-Aug-02        5%

*  Three months ended
** Six months ended

INDEPENDENT BROKER/DEALER LEVERAGE
                                                Assets /
                                Period End      Equity

 1 A. G. Edwards Inc.           31-Aug-02         2.41
 2 Legg Mason, Inc              30-Sep-02         5.34
 3 Stifel Financial Corp.       30-Sep-02         5.34
 4 NEW FBR GROUP                30-SEP-02         6.43
 5 Raymond James Financial      28-Jun-02         8.18
 6 Jefferies Group              27-Sep-02         9.60
 7 SWS Group                    27-Sep-02        13.98
 8 Goldman Sachs                30-Aug-02        18.55
 9 Merrill Lynch                27-Sep-02        19.72
10 Morgan Stanley               31-Aug-02        24.13
11 Lehman Brothers              31-Aug-02        29.77
12 Bear Stearns                 31-Aug-02        31.11


INDEPENDENT BROKER DEALER EXPENSE BREAKDOWN

                                Nine Month      Comp/Net
                                Period End      Revenue

NEW FBR GROUP*(EST. PRO FORMA)  30-SEP-02       40%
Morgan Stanley                  31-Aug-02       46%
Bear Stearns                    31-Aug-02       49%
Goldman Sachs                   30-Aug-02       50%
Lehman Brothers                 31-Aug-02       51%
Merrill Lynch                   27-Sep-02       52%
SWS Group*                      27-Sep-02       56%
Jefferies Group                 27-Sep-02       58%
Legg Mason, Inc**               30-Sep-02       59%
A. G. Edwards Inc.**            31-Aug-02       66%
Stifel Financial Corp.          30-Sep-02       68%
Raymond James Financial         28-Jun-02       76%

*  Three months ended
** Six months ended

________________________________________________________________________________
                                                         FRIEDMAN BILLNGS RAMSEY

SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

[FBR LOGO]        INVESTMENT BANKING RANKINGS 1/1/02-9/30/02
   _________________________________________________________________________
________________________________________________________________________________


                                   ALL MARKET CAPS - ALL INDUSTRIES
  NUMBER OF DEALS
 AND DOLLAR AMOUNT         LEAD MANAGED EQUITY UNDERWRITERS, 1/01/02-9/30/02
 RAISED, RANKED BY   ===========================================================
 NUMBER OF DEALS
                     LEAD MANAGER                     # OF DEALS     AMT RAISED

                     Credit Suisse First Boston          49          $16,405.392
                     Merrill Lynch & Co                  28            6,693.042
                     Salomon Smith Barney                26           10,851.538
                     Morgan Stanley                      26            6,817.097
                     Goldman, Sachs & Co                 25           13,103.261
                     UBS Warburg LLC                     22            2,438.798
                     Lehman Brothers                     19            4,022.967
                     Bear Stearns & Co                   16            2,202.195
                     -----------------------------------------------------------
                     FRIEDMAN, BILLINGS, RAMSEY          16            1,694.163
                     -----------------------------------------------------------
                     Deutsche Bank Securities            13            2,276.230
                     J.P. Morgan Securities Inc          13            2,138.884
                     Banc of America Securities          12            2,136.812
                     Raymond James                        9              280.402
                     CIBC World Markets                   8              405.579
                     Robertson Stephens                   7              386.014
                     Wachovia Securities Inc              6              289.258
                     Keefe, Bruyette & Woods Inc          5              216.599
                     Thomas Weisel Partners LLC           4              468.110
                     Robert W. Baird & Co Inc             4              384.601
                     U.S. Bancorp Piper Jaffray Inc       4              303.256
                    -----------------------------------------------------------
..

  Source: CommScan LLC $ millions, IPOS and Secondaries only, excludes closed end funds.



          *IN ADDITION, FBR RAISED MORE THAN $450 MILLION IN 144A INSTITUTIONAL
           EQUITY PLACEMENTS. INCLUDING THIS $450MM, FBR RAISED APPROXIMATELY $2.15 BILLION DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2002
________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY


SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

[FBR LOGO]                      INVESTMENT BANKING

    AFTERMARKET PERFORMANCE ACROSS ALL INDUSTRIES 21 MONTHS 1/1/01 - 9/30/02
   --------------------------------------------------------------------------
________________________________________________________________________________


                                                                    AFTER MARKET
                                                                    PERFORMANCE
          LEAD MANAGER*                         # OF DEALS               (%)
          ======================================================================
          ----------------------------------------------------------------------
          FRIEDMAN, BILLINGS, RAMSEY                 34                     9.48
          ----------------------------------------------------------------------
          A.G. Edwards & Sons Inc                    13                    -1.89
          Wachovia Securities (Old)                  17                    -4.50
          UBS Warburg LLC                            84                   -10.41
          Salomon Smith Barney Inc                  104                   -11.32
          Bear, Stearns & Co                         40                   -11.89
          Deutsche Bank Securities                   43                   -11.89
          Merrill Lynch & Co                        147                   -13.35
          Goldman, Sachs & Co                       103                   -15.78
          Raymond James                              17                   -15.81
          Morgan Stanley                             83                   -16.32
          Credit Suisse First Boston                159                   -17.17
          Lehman Brothers                            70                   -18.24
          J.P Morgan Securities                      69                   -18.80
          U.S Bancorp Piper Jaffray Inc              22                   -19.07
          SG Cowen Securities Corp                   13                   -23.08
          Banc of America Securities                 46                   -25.48
          Thomas Weisel Partners LLC                 13                   -32.39
          CIBC World Markets                         22                   -32.83
          Robertson Stephens                         19                   -33.74
                                                  ------------------------------
            SOURCE: COMMSCAN LLC
                                            AVERAGE:  1,118     TOTAL:    -16.22

*Of five or more transactions priced during
the period 1/1/01 to 9/20/02
Aftermarket performance results for each of the offerings vary considerably, and may be significantly different from the average figure quoted.
Past performance is no guarantee of future results.
________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY


SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

[FBR LOGO]       ACCESS TO CAPITAL DRIVES INVESTMENT BANKING GROWTH
________________________________________________________________________________


  ---------------------------------------------------------------------------

                                 INVESTMENT      TOTAL INVESTMENT      BANKING
PERIOD    INVESTMENT              AMOUNT              VALUE (1)          FEES
--------------------------------------------------------------------------------
Jul-01    Saxon Capital          $9,300,000       $11,070,000        $16,922,717
Nov-02    Quaker Coal                     -  (a)          -              950,000
Nov-01    MCG Capital             9,934,375         9,612,500          9,904,280
Dec-01    Anworth Mortgage        3,890,650         6,309,438          1,014,216
Mar-02    Oxford Finance Corp.   14,650,000  (b)   14,873,993          2,906,412
Apr-02    Southwest Royalties    18,333,333        18,508,634          2,775,260
Sep-02    American Fin Realty    40,000,001  (c)   40,193,612         25,762,429
Sep-02    AmeriCredit            35,250,000        40,350,000         27,610,095
Oct-02    Franklin Bank           5,580,000  (d)    5,580,000          4,034,121
                              -------------       ------------------------------
                               $136,938,360      $146,498,178        $91,879,529

   (1) Equals total cash proceeds to date plus mark to market value at September 30, 2002
   (a)    Breakup fee
   (b)    Includes $10 million note and $4,650,000 equity investment
   (c) Includes $5 million Three Beaver Valley note and $35,000,001 equity investment
   (d)    Investment value equals cost


________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY


SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

[FBR LOGO]               CASE STUDIES FOR USE OF CAPITAL
________________________________________________________________________________


  ---------------------------------------------------------------------------

                    American Financial Realty               Southwest Royalties, Inc.                AmeriCredit Corp.(ACF)
                          Trust
                    --------------------------------------------------------------------------------------------------------
                    FBR Group worked with American                                                    FBR acted as the sole manager
                    Financial's Management team to          FBR was engaged to syndicate a            and placement agent for a $500
                    create a REIT that purchases real       senior loan for Southwest Royalties,       million recapitalization of
Description of      estate assets from large commercial     an oil and gas exploration and            AmeriCredit, a sub-prime
Transaction         banking institutions and subsequently   production company, in an amount          automobile finance company.
                    releases the properties back to the     up to $80 million.  FBR Asset             FBR Asset acted as the lead
                    institutions or a third party and in    participated as the lead, helping         investor, enabling FBR to
                    some cases, sells the acquired          to bring in two other institutions to     successfully complete the
                    property. FBR Assets acted as the       consummate the transaction.               transaction in a difficult
                    lead investor in the placement of                                                 market environment.
                    $400 million dollars to initially
                    capitalize the REIT.


Transaction              144A Private Placement                 Syndicated Senior Loan                   Follow-on Offering
Structure


Deal Size                     $400 Million                            $55 Million                        Over $500 Million


Investment Amount             $35,000,001                            $18,333,333                             $35,250,000


Days Held                75+ (still in portfolio)                          26                           50+ (still in portfolio)


Holding Period Return         14.9% to date                              28.9%                                14.9% to date

------------------------------------------------------------------------------------------------------------------------------------


________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY


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PAGE 17

[FBR LOGO]         NEW FBR GROUP MBS AND PRINCIPAL INVESTMENTS
________________________________________________________________________________


 ----------------------------------------------------------------------------

     THE STRATEGY SUCCESSFULLY EMPLOYED BY FBR ASSET IN THE PAST WILL CONTINUE TO BE USED INSIDE OF NEW FBR GROUP

o  RESIDENTIAL MORTGAGE-BACKED SECURITIES ($5.8 BILLION AS OF SEPTEMBER 30,
   2002)
    o    AAA rated securities - GSE guaranteed by Freddie Mac, Fannie Mae,
          Ginnie Mae
    o    Short-duration of 1-2 years - limits price risk
    o    Leverage guideline - 6-11x (debt to equity), Target 8.5x
    o    Allocation of capital: 50%-90% (long-term average target 60%-65%)

o  MERCHANT BANKING PORTFOLIO ($99.3 MILLION AS OF SEPTEMBER 30, 2002)
    o    Senior secured and mezzanine loans
    o    Preferred and common equity
    o    Direct assets
    o    Non-levered portfolio
    o    Typical hold period 12-18 months
    o    Allocation of capital: 10%-50% (long-term average target 35%-40%)

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY

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PAGE 18

[FBR LOGO]                      PORTFOLIO RETURNS
________________________________________________________________________________


  ---------------------------------------------------------------------------

  o    MORTGAGE BACKED SECURITIES PORTFOLIO INVESTMENTS

                                                               Portfolio Example
                                                               -----------------
          Unlevered Asset Yield:                                      3.75%

          Cost of funds:                                              1.35%

          Spread:                                                     2.40%
                                                                      -----
          ROE, Gross (Assumed Leverage @8.5x)                        24.15%

  o     OPPORTUNITY FUND INVESTMENTS

          o The Dollar Weighted Internal Rate of Return in FBR Asset's Opportunity Portfolio Investments has been 30.6% (Before Accounting for Investment Banking Fees Paid to FBR Asset by FBR Group)

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY


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PAGE 19

[FBR LOGO]                     FBR ASSET MBS PORTFOLIO
________________________________________________________________________________


  ---------------------------------------------------------------------------

                                                           FOR THE NINE MONTHS ENDING 30-SEP-2002
____________________________________________________________________________________________________________________________________
          CURRENT        MARKET                                                                                           RELEVANT
           FACE          VALUE     ANNUAL     % OF       AVERAGE     AVERAGE     BOOK      MODIFIED       EFFECTIVE       PREPAYMENT
SECTOR    ($000)         ($000)    INCOME    PORTFOLIO   COUPON     YRS TO MAT   YIELD     DURATION       DURATION       ASSUMPTIONS
____________________________________________________________________________________________________________________________________

 ARM      5,618,770    5,789,145   252,966    99.44%      5.27%        2.55      5.34%      2.38            1.37             56.71

 Fixed       31,869       33,360    13,709     0.56%      7.00         2.27      4.74       2.00            1.00             30.37


 TOTAL     5,650,639   5,822,505   266,675   100.00%      5.28         2.55      4.75       2.37            1.37             30.53



     [PIE CHART DEPICTING                   [PIE CHART DEPICTING SECTOR
                                             ARM = 99%
     FNMA = 40%                              FIXED = 1%]
     FHLMC = 60%]
________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY

SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

[FBR LOGO]              NEW FBR GROUP PRO FORMA SUMMARY
________________________________________________________________________________


  ----------------------------------------------------------------------------

(US $ IN MILLIONS)
                                                      FBR ASSET
               2003 FORECAST           FBR GROUP      INVESTMENT       MERGER       NEW FBR
                                                         CORP.        ADJUSTMENTS     GROUP
    Revenues
          Investment Banking             150.0                                        $150.0
          Institutional Brokerage         82.6                                          82.6
          Asset Management                31.4                                          31.4
          FBR Asset                       45.5                            (45.5)         0.0
          Interest & Other                22.0          246.5             (24.3)       244.2
                                     ----------   ------------      -------------  ----------
               Total Revenues            331.5          246.5             (69.8)       508.2


     Expenses                            230.4          121.5             (46.0)       305.9
                                     ----------   ------------      -------------  ----------
     Pre-Tax Income                      101.1          125.0             (23.8)       202.3

          Tax(1)                          40.4            0.0             (25.1)        15.3
                                     ----------   ------------      -------------  ----------
     GAAP Net Income                     $60.7         $125.0              $1.3       $187.0
          Accretion of MBS mark to   ==========   ============      =============  ==========
          market purchase
          adjustment                                                       10.8         10.8
     Adjusted Net Income                                                               197.8
          Dividends Paid                                                               181.4
     Retained Capital                                                                   16.4

     Fully Diluted Shares Outstanding     48.0 *        25.1 **                        130.0 ***

     Fully Diluted GAAP Earnings Per     $1.27         $4.99                            1.44
         Share
     Fully Diluted Adjusted Earnings                                                    1.52
         Per Share


                                                            * 50.4 million primary shares less 4.0 million
 (1) Tax savings detailed below:                            shares securing employee loans in accordance
                                                            with GAAP plus an estimated 1.6 million
  ------------------------------------------------------    additional shares from option dilution
  Tax Savings of Net Management Fees & Costs       $12.7    **Includes 2.6 million shares owned by FBR Group
                                                            ***25.1 million FBR Asset shares less 2.6 million
  Tax Savings of Income Pickup from FBR Asset       5.2     FBR Asset shares owned by FBR Group times 3.65 equals
                                                            82 million plus 48 million equals 130 million shares
  Tax Savings of Shifting Capital to REIT           8.8

  Tax Expense of Executive Compensation Allocated  (1.6)
                                                   -----
      to REIT Net Tax Benefits                     $25.1
                                                   -----
  ------------------------------------------------------


________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY

SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION OF PAGE 2.

[FBR LOGO]                        NEW FBR GROUP
_______________________________________________________________________________


  ---------------------------------------------------------------------------

     o ONE OF THE LARGEST PUBLICLY-OWNED INVESTMENT BANKING FIRMS IN THE UNITED STATES

     o    SUBSTANTIAL CAPITAL BASE OF OVER $1 BILLION, HIGHLY LIQUID BALANCE
          SHEET

     o    MORE THAN 460 EMPLOYEES IN 16 OFFICES

     o    ONE OF THE MOST COST EFFICIENT PLATFORMS IN THE INVESTMENT BANKING
          INDUSTRY

     o    SIGNIFICANT DIVIDEND INCOME GENERATION COMBINED WITH GROWTH

     o    TAX-EFFICIENT BALANCE SHEET EARNINGS STRUCTURE

     o SIGNIFICANT GROWTH OPPORTUNITY WITHIN INVESTMENT BANKING BUSINESS BASED ON ACCESS TO SIGNIFICANT CAPITAL

     o    ABILITY TO CAPITALIZE ON MERCHANT BANKING OPPORTUNITIES

     o    DIVERSIFIED EARNINGS STREAM

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY

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PAGE 22